EXHIBIT 99.4
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                                [LOGO - VIKING]


NEWS RELEASE
JULY 12, 2005


             VIKING ENERGY ROYALTY TRUST ANNOUNCES MAILING OF OFFER
                          TO PURCHASE KRANG ENERGY INC.
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CALGARY, JULY 12, 2005 - (VKR.UN) - Viking Energy Royalty Trust ("Viking") and
Krang Energy Inc. ("Krang") announce that a wholly owned subsidiary of Viking has mailed its Offer to Purchase to the shareholders of Krang in connection with Viking's previously announced offer to acquire all of the issued and outstanding shares of Krang for a cash price of $3.35 per share for an aggregate consideration of $136 million (the "Offer").

Subsequent to obtaining hard lock-up agreements from Krang shareholders committing 90.5% of the outstanding fully diluted shares of Krang to the transaction, the Alberta Securities Commission granted an order exempting the Offer from the take-over requirements under the securities legislation. Accordingly, the Offer is open to acceptance until 3:00 pm (Calgary time) on July 22, 2005 with the documents included in the mailing being condensed but including the fairness opinions from Krang's financial advisors and confirmation of Krang's Board of Directors' opinion that the Offer is fair to shareholders and in the best interests of Krang and its shareholders, and their recommendation that Krang shareholders accept the Offer and tender their shares to the Offer.

Viking now anticipates the transaction will close on July 25, 2005 with over 90% of the Krang shares tendering to its offer. Viking intends to acquire all remaining Krang shares not deposited under the Offer pursuant to the compulsory acquisition provisions of the Business Corporations Act (Alberta).

Viking Energy Royalty Trust is an open-end investment trust that generates income from long life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of its Trust Units who receive monthly distributions of the cash flow from the income. Viking currently has 170,580,643 Units outstanding which trade on the Toronto Stock Exchange (the "TSX") under the symbol "VKR.UN". Also listed on the TSX are $74.3 million of principal amount of Viking's 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB". Currently, Viking estimates the foreign ownership of its Trust Units to be approximately 25%.

For further information contact:

                                                  Viking Energy Royalty Trust
John Zahary, President and CEO                    Suite 400, 330-5th Avenue S.W.
         or                                       Calgary, Alberta  T2P 0L4
Robert Fotheringham, VP Finance and CFO
         or                                       Ph:  (403) 268-3175
Diane Phillips, Investor Relations                Toll Free:  1-877-292-2527
                                                  Email: vikingin@viking-roy.com



To find out more about Viking Energy Royalty Trust visit our website at www.vikingenergy.com